July 21, 2016

Katherine Hsu
Office Chief
 Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Trust 2012-GCJ9 Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 25, 2016 File No. 333-171508-04

Dear Ms. Hsu:

We are counsel to GS Mortgage Securities Corporation II (“GSMSC”) in connection with your letter dated June 20, 2016 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “Filing”).  We responded to the Comment Letter in our letter to you dated June 30, 2016 (the “Response Letter”).  Capitalized terms used, but not defined in this letter have the meaning given to them in the Response Letter.

Following a telephone call on July 14, 2016 with Kayla Roberts of the Staff, we write to confirm that in future Form 10-K filings for the GS Mortgage Securities Trust 2012-GCJ9 transaction, GSMSC will include explanatory notes and exhibit index entries clarifying that U.S. Bank is a servicing function participant engaged by Citibank to perform certain custodial functions related to specified servicing criteria.

* * *

Michael S. Gambro	Tel 212 504 6825	Fax 212 504 6666	michael.gambro@cwt.com

Katherine Hsu
June 30, 2016

In responding to the Staff’s comments with respect to the Filing, GSMSC has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	GSMSC is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	GSMSC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,
/s/ Michael S. Gambro

Michael S. Gambro

cc:	Lulu Cheng, Esq. J. Theodore Borter Leah Nivison Timothy K. Saunders, Esq. Joseph M. Osborne, Esq